

Mail Stop 3561

December 1, 2017

Via E-mail
Mr. Joshua L. Proffitt
Executive Vice President and Chief Financial Officer
LHC Group, Inc.
901 Hugh Wallis Road South
Lafayette, LA 70508

Re: **LHC Group, Inc.**
Form 10-K for the Year Ended December 31, 2016
Filed March 9, 2017
Form 10-Q for the Quarterly Period Ended September 30, 2017
Filed November 6, 2017
File No. 001-33989

Dear Mr. Proffitt:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2016

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Noncontrolling Interest, page F-10

1.   We note you classify noncontrolling interest – non-redeemable in permanent equity and noncontrolling interest – redeemable in temporary equity on the consolidated balance sheets. Tell us in detail and disclose your accounting policy regarding the initial recognition and measurement, subsequent measurement and classification of your redeemable and non-redeemable noncontrolling interests. In this regard tell us how you

determine portions allocable to your non-redeemable and redeemable noncontrolling interests.

2. In note 8 of your Form 10-Q for the quarterly period ended September 30, 2017, you disclose that specific equity joint venture agreements may include a provision requiring the company to purchase the noncontrolling partner's interest upon the occurrence of certain defined triggering events. We note that one such triggering event is the death of a partner. In light of the existence of this provision and other provisions that may be deemed as certain to occur, tell us how you determined that none of your noncontrolling interests represented mandatorily redeemable financial instruments as that term is defined in ASC 480-10-20 and further described in ASC 480-10-25-4 to 25-7 and ASC 480-10-55-3 thru 5 and 64. Please also identify the joint venture agreements that include events and related repurchase provisions that are certain to occur, such as the death of a partner, providing the carrying amounts and redemption amounts payable related to these agreements as of December 31, 2016 and 2015, and September 30, 2017.

3. Please tell us and disclose in detail how your accounting policy for subsequent measurement of noncontrolling interest – redeemable complies with ASC 480-10-S99-3A, including paragraphs 13 through 15, and paragraphs 16(c) and 16(e). Please address your accounting for non-controlling interests classified in temporary equity that are not currently redeemable and those that are currently redeemable.

4. Please tell us how your accounting policy and disclosures comply with the requirements of ASC 480-10-S99 paragraph 24, 480-10-50 and 805-20-50-1(e) in your annual and quarterly reports, as applicable. Revise your disclosures as appropriate.

Form 10-Q for the Quarterly Period Ended September 30, 2017

Notes to Condensed Consolidated Financial Statements

8. Noncontrolling interest,

Noncontrolling Interest-Redeemable, page 17

5. We note your disclosure that the majority of the equity joint venture agreements include certain triggering event provisions. For the acquisitions that occurred in 2017 as disclosed in note 3, please explain how you determined that all of the noncontrolling interests are non-redeemable and require classification in permanent equity. In addition, tell us the basis for your conclusion that the likelihood of the triggering event occurring is remote.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Brian McAllister at (202) 551-3341 or Raj Rajan at (202) 551- 3388 if you have any questions regarding comments on the financial statements and related matters. Please contact me with any other questions.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining